                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)1

                          UNITED INDUSTRIAL CORPORATION
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    910671106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 27, 2002
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box ".

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 28 Pages)

--------------
1       The  remainder  of this cover  page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 or  otherwise  subject to the  liabilities  of that  section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 2 of 28 Pages
------------------------------                           -----------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                          WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF            7           SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY
     EACH                                      1,310,250
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                       8           SHARED VOTING POWER

                                               - 0 -
              ------------------------------------------------------------------
                       9           SOLE DISPOSITIVE POWER

                                               1,310,250
              ------------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                                - 0 -
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,310,250
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          10.1%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

                          PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 3 of 28 Pages
------------------------------                           -----------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
  NUMBER OF            7            SOLE VOTING POWER
   SHARES
BENEFICIALLY                                    1,320,250 (1)
  OWNED BY
     EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                       8            SHARED VOTING POWER

                                                - 0 -
              ------------------------------------------------------------------
                       9            SOLE DISPOSITIVE POWER

                                                1,320,250 (1)
              ------------------------------------------------------------------
                       10           SHARED DISPOSITIVE POWER

                                                - 0 -
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                          1,320,250 (1)
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          10.2%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

                          IN
================================================================================

(1)         Includes 10,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Lichtenstein.

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 4 of 28 Pages
------------------------------                           -----------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  JAMES HENDERSON
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)/ /
                                                                          (b)/ /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
  NUMBER OF            7            SOLE VOTING POWER
   SHARES
BENEFICIALLY                                    - 0 -
  OWNED BY
     EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                       8            SHARED VOTING POWER

                                                - 0 -
              ------------------------------------------------------------------
                       9            SOLE DISPOSITIVE POWER

                                                - 0 -
              ------------------------------------------------------------------
                       10           SHARED DISPOSITIVE POWER

                                                - 0 -
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                          - 0 -
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

                          IN
================================================================================

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 5 of 28 Pages
------------------------------                           -----------------------

================================================================================
      1      NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  GLEN KASSAN
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS*
                         OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   / /

--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                         USA
--------------------------------------------------------------------------------
  NUMBER OF           7            SOLE VOTING POWER
   SHARES
BENEFICIALLY                                   - 0 -
  OWNED BY
     EACH
 REPORTING
PERSON WITH
             -------------------------------------------------------------------
                      8            SHARED VOTING POWER

                                               - 0 -
             -------------------------------------------------------------------
                      9            SOLE DISPOSITIVE POWER

                                               - 0 -
             -------------------------------------------------------------------
                      10           SHARED DISPOSITIVE POWER

                                               - 0 -
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                         - 0 -
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             CERTAIN SHARES*                                                 / /
                         0%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON*

                         IN
================================================================================

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 6 of 28 Pages
------------------------------                           -----------------------

            The following constitutes Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically set forth.

   Item 2 is hereby amended and restated to read as follows:

Item 2.     Identity and Background.

                        (a) This  Statement is filed by Steel Partners II, L.P.,
a Delaware limited  partnership  ("Steel Partners II"), Warren G.  Lichtenstein,
James R. Henderson and Glen Kassan.

                        Steel Partners,  L.L.C.,  a Delaware  limited  liability
company  ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                        Messrs. James R. Henderson and Glen Kassan are employees
of CPX Corp., an affiliate of Steel Partners II.

                        Each of the  foregoing  are  referred to as a "Reporting
Person" and collectively as the "Reporting  Persons".  By virtue of his position with Steel  Partners II, Mr.  Lichtenstein  has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Each of the Reporting Persons is party to a Joint Filing Agreement and hereby are filing a joint Schedule 13D.

                        (b) The principal business address of Steel Partners II,
Warren G.  Lichtenstein,  James R.  Henderson  and Glen  Kassan is 150 East 52nd
Street, 21st Floor, New York, New York 10022.

                        (c) The  principal  business  of  Steel  Partners  II is
investing in the securities of small cap companies.  The principal occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

                        The principal  business of Messrs.  Henderson and Kassan
is providing management and investment advisory services.

                        (d) No Reporting Person has, during the last five years,
been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                        (e) No Reporting Person has, during the last five years,
been  party  to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 7 of 28 Pages
------------------------------                           -----------------------

                        (f)  Messrs.  Lichtenstein,  Henderson  and  Kassan  are
citizens of the United States of America.

   Item 3 is hereby amended and restated to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

                        The aggregate  purchase price of the 1,310,250 Shares of
Common  Stock owned by Steel  Partners II is  $13,238,270.  The Shares of Common
Stock owned by Steel Partners II were acquired with partnership funds.

                        Mr.  Lichtenstein  was granted by the Issuer pursuant to
the Issuer's Director Stock Option Plan options to purchase 15,000 Shares on May
8, 2001, 5,000 options of which were immediately exercisable, 5,000 options will be  exercisable  on the date of the Issuer's  2002 Annual  Stockholders  Meeting
(provided that Mr.  Lichtenstein  remains a director  immediately  following the
Meeting) and 5,000 options will be  exercisable on the date of the Issuer's 2003
Annual Stockholders  Meeting (provided that Mr. Lichtenstein  remains a director immediately following the Meeting).

   Item 4 is amended to add the following:

                        On March 27, 2002,  Steel Partners II delivered a letter
to the Issuer, a copy of which is attached as an exhibit hereto and incorporated herein by reference (the  "Nomination  Letter"),  to nominate  Messrs.  James R.
Henderson and Glen Kassan,  as set forth  therein,  for election to the Issuer's
Board  of  Directors(the  "Board")  at  the  Issuer's  2002  annual  meeting  of stockholders, or any other meeting of stockholders held in lieu thereof, and any
adjournments,   postponements,   rescheduling  or  continuations   thereof.  The
Nomination  Letter was  submitted  immediately  prior to the  expiration  of the deadline (and to preserve Steel Partners II's rights) to submit nominees for the
Issuer's 2002 Annual Stockholders Meeting.

                        While the  Reporting  Persons  believe that it is in the
best interest of the Company's stockholders to sell its transportation  overhaul contracts,  the  Reporting  Persons  continue to believe  that the Board  should actively pursue and publicly  announce a process to seek the sale of the balance of the Issuer's  business in order to maximize  stockholder  value. In the event that  the  Issuer  cannot  conclude  the  sale  of its  transportation  overhaul contracts, the Reporting Persons believe that it may be difficult for the Issuer to find a purchaser for the entire company.  In such case, the Reporting Persons believe that the Issuer  should  maximize  efficiencies,  prudently cut expenses
(such as closing its New York office and  consolidating  all  activities  in AAI
Corporation  facility in  Huntsville,  Maryland,  the Issuer's  most  profitable segment) and seek to maximize its cash  position to obtain the highest  possible return for the stockholders on the Issuer's  capital.  The director nominees are committed to this platform and such other actions as will maximize  value to all of the Issuer's stockholders.

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 8 of 28 Pages
------------------------------                           -----------------------

   Item 5(a) is hereby amended and restated to read as follows:

                        (a) The  aggregate  percentage of Shares of Common Stock
reported  owned by each  person  named  herein is based upon  12,963,918  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as of March 4, 2002, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

                        As of the close of  business  on March 20,  2002,  Steel
Partners II beneficially  owned 1,310,250  Shares of Common Stock,  constituting approximately  10.1% of the Shares outstanding.  Mr.  Lichtenstein  beneficially owned 1,320,250  Shares (which includes 10,000 Shares issuable upon the exercise of options granted to Mr. Lichtenstein), representing approximately 10.2% of the
Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the  1,310,250  Shares  owned by Steel  Partners  II by virtue of his authority to vote and dispose of such Shares.  All of such Shares were  acquired in open-market transactions.

                        Currently,   Messrs.   Henderson   and   Kassan  do  not
beneficially own any Shares of Common Stock.

   Item 5(c) is amended to add the following:

                        (c) The Reporting Persons did not buy or sell any Shares
of Common Stock of the Issuer within 60 days of the date hereof.

   Item 7 is hereby amended to add the following exhibits:

            7.          Joint Filing  Agreement by and among Steel  Partners II,
                        L.P.,  Warren G.  Lichtenstein,  James R.  Henderson and
                        Glen Kassan, dated April 2, 2002.

            8.          Director  Nomination Letter from Steel Partners II, L.P.
                        to United Industrial Corporation dated March 26, 2002.

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 9 of 28 Pages
------------------------------                           -----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      April 2, 2002                    STEEL PARTNERS II, L.P.

                                             By:  Steel Partners, L.L.C.
                                                  General Partner

                                             By: /s/ Warren G. Lichtenstein
                                                -----------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer

                                             /s/ Warren G. Lichtenstein
                                             --------------------------------
                                             WARREN G. LICHTENSTEIN

                                             /s/ James R. Henderson
                                             --------------------------
                                             JAMES R. HENDERSON

                                             /s/ Glen Kassan
                                             --------------------------
                                             GLEN KASSAN

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 10 of 28 Pages
------------------------------                           -----------------------

                                  Exhibit Index
                                  -------------

                         Exhibit                                            Page
                         -------                                            ----

1.          Joint Filing Agreement (previously filed).

2.          Joint Filing Agreement between Steel Partners
            II, L.P., Warren G. Lichtenstein and James R.
            Henderson, dated March 9, 2000 (previously
            filed).

3.          Director Nomination Letter from Steel Partners
            II, L.P. to United Industrial Corporation, dated
            March 9, 2000 (previously filed).

4.          Agreement by and among United Industrial
            Corporation, Steel Partners II, L.P., Warren G.
            Lichtenstein and James R. Henderson, dated March
            29, 2000 (previously filed).

5.          Agreement by and among United Industrial
            Corporation, Steel Partners II, L.P., Warren G.
            Lichtenstein and James R. Henderson dated as of
            March 7, 2001 (previously filed).

6.          Joint Filing Agreement by and among Steel
            Partners II, L.P., Warren G. Lichtenstein and
            James R. Henderson, dated March 7, 2000
            (previously filed).

7.          Joint Filing Agreement by and among Steel                    -11-
            Partners II, L.P., Warren G. Lichtenstein, James
            R. Henderson, and Glen Kassan dated April
            2, 2002.

8.          Director Nomination Letter from Steel Partners            -12 to 28-
            II, L.P. to United Industrial Corporation dated
            March 26, 2002, and Exhibits A-D thereto.

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 11 of 28 Pages
------------------------------                           -----------------------

                             JOINT FILING AGREEMENT

                        In accordance with Rule 13d-1(k)(1)(iii) under the
Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated
April 2, 2002 (including amendments thereto) with respect to the Common Stock of United Industrial Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:      April 2, 2002                   STEEL PARTNERS II, L.P.

                                             By:   Steel Partners, L.L.C.
                                                   General Partner

                                             By: /s/ Warren G. Lichtenstein
                                                -----------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer

                                             /s/ Warren G. Lichtenstein
                                             --------------------------------
                                             WARREN G. LICHTENSTEIN

                                             /s/ James R. Henderson
                                             --------------------------
                                             JAMES R. HENDERSON

                                             /s/ Glen Kassan
                                             --------------------------
                                             GLEN KASSAN

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 12 of 28 Pages
------------------------------                           -----------------------

                             STEEL PARTNERS II, L.P.
                        150 EAST 52ND STREET, 21ST FLOOR
                            NEW YORK, NEW YORK 10022

                                                                  March 26, 2002

BY FACSIMILE AND EXPRESS MAIL
-----------------------------

United Industrial Corporation
570 Lexington Avenue
New York, New York 10022
Attention: Corporate Secretary

     Re:  Notice of Intention to Nominate Individuals for Election as Directors at
          the 2002 Annual Meeting of Stockholders of United Industrial Corporation
          ------------------------------------------------------------------------

Ladies and Gentlemen:

                        This letter shall serve to satisfy the notice
requirements of Article III, Section 3 of the Amended and Restated Bylaws (the
"Bylaws") of United Industrial Corporation ("United" or the "Company") as to the
nomination by Steel Partners II, L.P., a Delaware limited partnership ("Steel"), of two nominees for election to the Board of Directors of United (the "United
Board") at the 2002 Annual Meeting of Stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

                        This letter and all Exhibits attached hereto are
collectively referred to as the "Notice." Steel is the beneficial owner of
1,310,250 shares of common stock of United, $1.00 par value per share (the
"Common Stock"), 1,001 of which are held of record. Through this Notice, Steel hereby nominates and notifies you of its intent to nominate James R. Henderson and Glen Kassan as nominees (the "Nominees") to be elected to the Board of
Directors of the Company at the Annual Meeting. Warren G. Lichtenstein, a member of the Board of Directors of the Company, is the sole executive officer and managing member of Steel Partners, L.L.C., a Delaware limited liability company, the general partner of Steel. To the extent there are in excess of two (2)
vacancies on the United Board to be filled by election at the Annual Meeting or
United increases the size of the United Board above its existing size, the undersigned reserves the right to nominate additional nominees to be elected to the United Board at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Steel that any attempt to increase the size of the United Board constitutes an unlawful manipulation of United's corporate machinery. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any
individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee and as to any replacement Nominee(s) selected by Steel. The information concerning the
Nominees required by Article III, Section 3 of the Bylaws and the Securities
Exchange Act

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 13 of 28 Pages
------------------------------                           -----------------------

of 1934, as amended (the "Exchange Act"), is as follows:

            (i)         The address of Steel, as we believe it appears on
                        United's books, is 150 East 52nd Street, 21st Floor, New
                        York, New York 10022.

            (ii)        Steel hereby represents that it is a holder of record of
                        shares of Common Stock of the Company entitled to vote
                        at the Annual Meeting. Steel also holds certain of its
                        shares of Common Stock through the Depository Trust
                        Company, whose address is 55 Water Street, 50th Floor,
                        New York, New York 10041. A representative of Steel
                        intends to appear in person or by proxy at the Annual
                        Meeting to nominate the person specified in this Notice
                        for election to the Board of Directors of the Company.

            (iii)       On March 7, 2001, James R. Henderson entered into an
                        Agreement (the "Agreement") with United, Steel and Mr.
                        Warren G. Lichtenstein, pursuant to which, among other
                        things, Mr. Henderson has been allowed to attend all of
                        United's Board of Directors meetings in a non-voting
                        observer capacity. The Agreement is attached to Steel's
                        report on Schedule 13D (Amendment #5) relating to the
                        Common Stock and is incorporated herein by reference.

                        On March 20, 2002, James R. Henderson and Steel entered
                        into a Reimbursement Agreement (the "Henderson
                        Reimbursement Agreement") in which Steel agreed to bear
                        all expenses incurred by Mr. Henderson in connection
                        with his nomination to the Board of Directors of United,
                        including approved expenses incurred by Mr. Henderson in
                        the solicitation of proxies or written consents from
                        United stockholders. The Henderson Reimbursement
                        Agreement is attached hereto as Exhibit A and
                        incorporated herein by reference and all references
                        contained herein are qualified in their entirety by
                        reference to such Henderson Reimbursement Agreement.

                        On March 20, 2002, Glen Kassan and Steel entered into a
                        Reimbursement Agreement (the "Kassan Reimbursement
                        Agreement") in which Steel agreed to bear all expenses
                        incurred by Mr. Kassan in connection with his nomination
                        to the Board of Directors of United, including approved
                        expenses incurred by Mr. Kassan in the solicitation of
                        proxies or written consents from United stockholders.
                        The Kassan Reimbursement Agreement is attached hereto as
                        Exhibit B and incorporated herein by reference and all
                        references contained herein are qualified in their
                        entirety by reference to such Kassan Reimbursement
                        Agreement.

                        Other than stated above, there are no arrangements or
                        understandings between Steel and any of the Nominees or
                        any other person pursuant to which the nomination
                        described herein is to be made, other than the consent
                        by the Nominees to serve as directors of the Company if
                        elected as such at the Annual Meeting, attached hereto
                        as Exhibit D and incorporated herein by reference.

            (iv)        The information concerning the Nominees required by
                        Regulation 14A of

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 14 of 28 Pages
------------------------------                           -----------------------

                        the Exchange Act is as follows:

                        James R. Henderson (44) has been a Vice President of CPX
Corp.,  a  management  and advisory  company,  since March 2002.  CPX Corp.  has provided  management services to Steel and other affiliates of Steel since March
2002. Mr. Henderson served as a Vice President of Steel Partners Services, Ltd., a management and advisory  company,  from August 1999 through March 2002.  Steel
Partners  Services  Ltd.  provided   management  services  to  Steel  and  other
affiliates  of Steel  until March 2002,  when CPX Corp.  acquired  the rights to provide  certain  management  services from Steel Partners  Services Ltd. He has also served as Vice  President of  Operations  of  WebFinancial  Corporation,  a
commercial and consumer  lender,  since September 2001. Mr. Henderson has served as President of Gateway Industries, Inc., a provider of database development and
Web site design and development services,  since December 2001. Mr. Henderson is a director of SL Industries, Inc., a manufacturer and marketer of Power and Data
Quality  systems and equipment for industrial,  medical,  aerospace and consumer applications.  From 1996 to July 1999,  Mr.  Henderson  was  employed in various positions with Aydin  Corporation,  a  defense-electronics  manufacturer,  which included a tenure as president and Chief Operating  Officer from October 1998 to
June 1999.  Prior to his employment with Aydin  Corporation,  Mr.  Henderson was employed  as an  executive  with UNISYS  Corporation,  an  e-business  solutions provider. Mr. Henderson is a director of ECC International Corp., a manufacturer and marketer of computer-controlled simulators for training personnel to perform maintenance and operator  procedures on military weapons. As of the date hereof,
Mr.  Henderson did not  beneficially  own any shares of Common Stock, nor has he purchased or sold any shares in the past two years.  The business address of Mr.
Henderson  is 150 E. 52nd  Street,  21st Floor,  New York,  New York 10022.  Mr.
Henderson  is not adverse to United or any of its  subsidiaries  in any material pending legal proceedings.

                        Glen Kassan (58) has been an Executive Vice President of
CPX Corp.,  a management and advisory  company,  since March 2002. CPX Corp. has provided  management services to Steel and other affiliates of Steel since March
2002. Mr. Kassan served as Executive Vice President of Steel Partners  Services,
Ltd., a management and advisory  company,  from June 2001 through March 2002 and
Vice President from October 1999 through May 2001. Steel Partners  Services Ltd.
provided  management services to Steel and other affiliates of Steel until March
2002, when CPX Corp.  acquired the rights to provide certain management services from Steel Partners Services Ltd. Mr. Kassan has served as Vice President, Chief
Financial  Officer and  Secretary  of Gateway  Industries,  Inc.,  a provider of database  development and Web site design and development  services,  since June
2000.  He has  also  served  as Vice  President,  Chief  Financial  Officer  and
Secretary of WebFinancial  Corporation,  a commercial and consumer lender, since
June 2000.  Mr.  Kassan has served as Vice Chairman of the Board of Directors of
Caribbean  Fertilizer Group Ltd., a private company engaged in the production of agricultural products in Puerto Rico and Jamaica, since June 2000. Mr. Kassan is a director and has served as President of SL  Industries,  Inc., a  manufacturer and marketer of Power and Data Quality  systems and  equipment  for  industrial, medical,  aerospace and consumer  applications,  since January 2002 and February
2002,  respectively.  From 1997 to 1998, Mr. Kassan served as Chairman and Chief
Executive Officer of Long Term Care Services, Inc., a privately owned healthcare services  company  which Mr. Kassan  co-founded in 1994 and initially  served as
Vice Chairman and Chief Financial Officer. Mr. Kassan is currently a director of
Tandycrafts,  Inc., a manufacturer  of picture  frames and framed art,  Puroflow
Incorporated,  a designer and manufacturer of precision  filtration devices, and the  Chairman of the Board of US  Diagnostic  Inc.,  an  operator of  outpatient diagnostic  imaging.  As of the date hereof, Mr. Kassan did not beneficially own any shares of Common Stock,  nor has he purchased or sold any shares in the past two years. The business address of Mr. Kassan is 150 E. 52nd Street, 21st Floor,
New York,  New York  10022.  Mr.  Kassan is not  adverse to United or any of its subsidiaries in any material pending legal proceedings.

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 15 of 28 Pages
------------------------------                           -----------------------

            (v)         As of the date hereof, Steel is the beneficial owner of
                        1,310,250 shares of Common Stock of the Company, 1,001
                        of which are held of record. Based upon publicly
                        available information as to the number of shares of
                        Common Stock of United outstanding, these shares
                        represent an aggregate of approximately 10.2% of the
                        outstanding Common Stock. For information regarding
                        purchases and sales of shares of Common Stock during the
                        past two years, see Exhibit C.

            (vi)        The Nominees have consented to serve as directors of
                        United if so elected. Such consents are set forth as
                        Exhibit D hereto.

                        In addition to the information provided in this Notice,
the Nominees and Steel will promptly provide any and all additional information reasonably required by United pursuant to the Amended and Restated Bylaws or the
Restated Certificate of Incorporation. Please address any correspondence to
Steel Partners II, L.P., 150 East 52nd Street, 21st Floor, New York, New York
10022, Attention: Warren G. Lichtenstein, telephone (212) 813-1500, facsimile
(212) 813-2198 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig &
Wolosky LLP, 505 Park Avenue, New York, New York 10022, Attention: Steven
Wolosky, Esq., telephone (212) 753-7200, facsimile (212) 755-1467). The giving of this Notice is not an admission that the procedures for notice contained in the Bylaws are legal, valid or binding, and Steel reserves the right to challenge their validity.

                                Very truly yours,

                                STEEL PARTNERS II, L.P.

                                By: Steel Partners L.L.C., General Partner

                                /s/ Warren G. Lichtenstein
                                --------------------------
                                Warren G. Lichtenstein
                                Managing Member

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 16 of 28 Pages
------------------------------                           -----------------------

                                    EXHIBIT A

                        HENDERSON REIMBURSEMENT AGREEMENT

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 17 of 28 Pages
------------------------------                           -----------------------

                             REIMBURSEMENT AGREEMENT

                        WHEREAS, Steel Partners II, L.P., a Delaware limited
partnership ("Steel") is a stockholder of United Industrial Corporation
("United"), a Delaware corporation;

                        WHEREAS,  Steel  wishes to  nominate a  director  to the
Board of Directors of United and solicit written consents or votes to elect its nominee to the Board of Directors of United; and

                        WHEREAS, James R. Henderson (the "Nominee") agrees to
serve as Steel's nominee to the Board of Directors of United and to serve as a director if elected.

                        NOW,  IT IS AGREED,  this 20 day of March  2002,  by the
parties hereto:

            1. Steel hereby agrees to bear all expenses incurred in connection with the nomination of the Nominee to the Board of Directors of United,
including expenses incurred by the Nominee in solicitation of written consents or votes. Notwithstanding the foregoing, Steel shall not be required to reimburse the Nominee for (i) out-of-pocket expenses incurred by the Nominee in the aggregate in excess of $250 without Steel's prior written approval; (ii) the value of the time of the Nominee; (iii) legal fees incurred without Steel's prior written approval; or (iv) the costs of any counsel, other than Steel's counsel, employed in connection with any pending or threatened litigation.

            2. The relationship of the parties hereto shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for the other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell shares of United, as it deems appropriate in its sole discretion. Nor shall anything herein be construed to require any party to deliver a written consent to the other party or to refrain from revoking any consent after it has been given.

            3. This Agreement may be executed in counterparts, each of which shall be

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 18 of 28 Pages
------------------------------                           -----------------------

deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

            4. In the event of any dispute arising out of the provisions of this
Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

            5. Any  party  hereto  may  terminate  his  obligations  under  this agreement at any time on 24 hours written  notice to all other  parties,  with a copy by fax to Steven Wolosky at Olshan Grundman Frome Rosenzweig & Wolosky LLP,
Fax No. (212) 755-1467.

            6. Each party acknowledges that Olshan Grundman Frome Rosenzweig &
Wolosky LLP shall act as counsel for both Steel and the Nominee.

                            [Signature Page Follows]

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 19 of 28 Pages
------------------------------                           -----------------------

                        IN WITNESS WHEREOF, the parties hereto have caused this
Agreement to be executed as of the day and year first above written.

                                STEEL PARTNERS II, L.P.
                                150 East 52nd Street
                                New York, NY 10022

                                By:         Steel Partners, L.L.C.
                                            General Partner

                                By: /s/ Warren Lichtenstein
                                    ---------------------------
                                        Warren Lichtenstein, Managing Member

                                /s/ James R. Henderson
                                ----------------------
                                James R. Henderson
                                150 East 52nd Street
                                New York, New York 10022

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 20 of 28 Pages
------------------------------                           -----------------------

                                    EXHIBIT B

                         KASSAN REIMBURSEMENT AGREEMENT

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 21 of 28 Pages
------------------------------                           -----------------------

                             REIMBURSEMENT AGREEMENT

                        WHEREAS, Steel Partners II, L.P., a Delaware limited
partnership ("Steel") is a stockholder of United Industrial Corporation
("United"), a Delaware corporation;

                        WHEREAS,  Steel  wishes to  nominate a  director  to the
Board of Directors of United and solicit written consents or votes to elect its nominee to the Board of Directors of United; and

                        WHEREAS,  Glen Kassan (the "Nominee") agrees to serve as
Steel's nominee to the Board of Directors of United and to serve as a director if elected.

                        NOW,  IT IS AGREED,  this 20 day of March  2002,  by the
parties hereto:

                        1. Steel hereby agrees to bear all expenses incurred in
connection with the nomination of the Nominee to the Board of Directors of
United, including expenses incurred by the Nominee in solicitation of written consents or votes. Notwithstanding the foregoing, Steel shall not be required to reimburse the Nominee for (i) out-of-pocket expenses incurred by the Nominee in the aggregate in excess of $250 without Steel's prior written approval; (ii) the value of the time of the Nominee; (iii) legal fees incurred without Steel's prior written approval; or (iv) the costs of any counsel, other than Steel's counsel, employed in connection with any pending or threatened litigation.

                        2. The relationship of the parties hereto shall be
construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for the other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell shares of United, as it deems appropriate in its sole discretion. Nor shall anything herein be construed to require any party to deliver a written

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 22 of 28 Pages
------------------------------                           -----------------------

consent to the other party or to refrain from revoking any consent after it has been given.

                        3. This Agreement may be executed in counterparts, each
of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

                        4. In the event of any dispute arising out of the
provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

                        5. Any party hereto may terminate his obligations under
this agreement at any time on 24 hours written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan Grundman Frome Rosenzweig & Wolosky
LLP, Fax No. (212) 755-1467.

                        6. Each party acknowledges that Olshan Grundman Frome
Rosenzweig & Wolosky LLP shall act as counsel for both Steel and the Nominee.

                            [Signature Page Follows]

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 23 of 28 Pages
------------------------------                           -----------------------

                        IN WITNESS WHEREOF,  the parties hereto have caused this
Agreement to be executed as of the day and year first above written.

                                    STEEL PARTNERS II, L.P.
                                    150 East 52nd Street
                                    New York, NY 10022

                                    By:         Steel Partners, L.L.C.
                                                General Partner

                                    By: /s/ Warren Lichtenstein
                                         -------------------------
                                          Warren Lichtenstein, Managing Member

                                    /s/ Glen Kassan
                                    ---------------
                                    Glen Kassan
                                    150 East 52nd Street
                                    New York, New York 10022

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 24 of 28 Pages
------------------------------                           -----------------------

                                    EXHIBIT C

           TRANSACTIONS IN THE SHARES OF UNITED INDUSTRIAL CORPORATION
                            DURING THE PAST TWO YEARS

   Shares of Common Stock           Price Per                 Date of
          Purchased                  Share                   Purchase
          ---------                  -----                   --------
                              STEEL PARTNERS II, L.P.
                              -----------------------
          10,000                     9.29500                  7/20/00
          20,000                     9.84410                  8/28/00
           5,000                     9.95500                  8/29/00
          20,300                    10.02380                  8/30/00
           7,000                    10.82000                  9/06/00
             500                    11.29000                  9/13/00
           6,000                    11.27960                  9/19/00
             600                    11.05000                  9/20/00
           3,400                    11.10250                  9/21/00
           5,000                    10.91500                  9/22/00
          10,200                    10.21820                  10/18/00
           9,000                    10.17500                  10/19/00
           4,200                    10.41610                  10/20/00
          11,000                    10.56140                  10/23/00
           5,000                    10.48750                  10/24/00
           6,000                    10.50830                  10/25/00
           1,700                    10.67500                  10/27/00
           5,000                    10.67000                  10/30/00
           1,000                    10.81000                  10/31/00
           3,000                    10.42500                  11/02/00
             900                    10.42500                  11/03/00
           2,500                    10.67500                  11/06/00
           3,600                    10.67500                  11/22/00
          10,800                    10.79650                  11/27/00
           8,720                    10.80000                  11/28/00

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 25 of 28 Pages
------------------------------                           -----------------------

          11,000                    10.67500                  11/29/00
             300                    10.72500                  12/04/00
             500                    10.67500                  12/06/00
           5,500                    11.05000                  12/27/00
          14,400                    11.09340                  12/28/00
           9,000                    11.10500                  12/29/00
           2,000                    11.17500                  1/03/01
           6,600                    11.12570                  1/04/01
          17,600                    13.50920                  3/12/01
           4,700                    13.47000                  3/13/01
           5,000                    13.30000                  3/14/01
           3,400                    13.53000                  3/15/01
          10,000                    13.30000                  3/16/00
          11,300                    13.20260                  3/19/01

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 26 of 28 Pages
------------------------------                           -----------------------

                                    EXHIBIT D

                                NOMINEE CONSENTS

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 27 of 28 Pages
------------------------------                           -----------------------

                                                                  March 20, 2002

United Industrial Corporation
570 Lexington Avenue
New York, New York 10022
Attention: Corporate Secretary

Gentlemen:

                        You are hereby notified that the undersigned consents to
(i) being named as a nominee in the notice provided by Steel Partners II,
L.P.  of its  intention  to  nominate  the  undersigned  as  director  of United
Industrial  Corporation at the United Industrial Corporation 2002 Annual Meeting
of  Stockholders  or other  meeting of  stockholders  held in lieu  thereof (the
"Annual  Meeting"),  (ii) being named in a proxy  statement with respect to such nomination as a nominee,  and (iii)  serving as a director of United  Industrial
Corporation if elected at the Annual Meeting.

                                Very truly yours,

                                /s/ James R. Henderson
                                James R. Henderson

------------------------------                           -----------------------
CUSIP No. 910671106                      13D             Page 28 of 28 Pages
------------------------------                           -----------------------

                                                                  March 20, 2002

United Industrial Corporation
570 Lexington Avenue
New York, New York 10022
Attention: Corporate Secretary

Gentlemen:

                        You are hereby notified that the undersigned consents to
(i) being named as a nominee in the notice provided by Steel Partners II,
L.P.  of its  intention  to  nominate  the  undersigned  as  director  of United
Industrial  Corporation at the United Industrial Corporation 2002 Annual Meeting
of  Stockholders  or other  meeting of  stockholders  held in lieu  thereof (the
"Annual  Meeting"),  (ii) being named in a proxy  statement with respect to such nomination as a nominee,  and (iii)  serving as a director of United  Industrial
Corporation if elected at the Annual Meeting.

                                          Very truly yours,

                                          /s/ Glen Kassan
                                          Glen Kassan